Exhibit 99.1
March 15, 2022
Ferguson plc reports the second quarter and half year results
STRONG EXECUTION CONTINUES TO DRIVE PERFORMANCE

	Three months ended January 31,
US$ (In millions, except per share amounts)	2022		2021		Change
	Reported(1)	Adjusted(2)	Reported(1)	Adjusted(2)	Reported	Adjusted
Net sales	6,508	6,508	4,937	4,937	+31.8%	+31.8%
Gross margin	30.6%	30.6%	30.4%	30.4%	+20 bps	+20 bps
Operating profit	555	588	319	350	+74.0%	+68.0%
Operating margin	8.5%	9.0%	6.5%	7.1%	+200 bps	+190 bps
Earnings per share - diluted	1.97	1.93	1.23	1.10	+60.2%	+75.5%
Adjusted EBITDA		648		391		+65.7%
Net debt(2) : Adjusted EBITDA		0.8x		0.6x
Second quarter highlights
-         Strong sales growth as core strengths drove market share gains in supportive end markets.
-         Price inflation increased to high teens driven largely by finished goods.
-         Operating leverage led to particularly strong profit growth.
First half highlights
-        Sales growth of 29.1% and robust operating leverage led to operating profit growth of 68.3% (adjusted 62.5%).
-        Completed six acquisitions, four within Q2, with annualized revenues of approximately $235 million.
-        Repurchased $417 million of the $1.0 billion share buy back program announced September 28, 2021.
Corporate highlights
-         Interim dividend increased by 15% to $0.84 per share.
-         Increasing share buy back program by $1.0 billion to $2.0 billion. Through March 11, 2022 we have completed $659 million leaving $1,341 million outstanding which we expect to complete over the next 12 months.
-         Vote to enable a US primary listing approved on March 10, 2022, expected to take effect May 12, 2022.
Kevin Murphy, Group Chief Executive, commented:
“Our associates delivered another excellent performance with continued market share gains and strong price realization while navigating industry supply chain pressures. We are pleased with earnings growth that significantly outpaced revenue growth to generate another quarter of strong operating leverage. Our balance sheet is strong and we continue to return capital to shareholders through the ongoing share buy back program, which we are increasing by an additional $1.0 billion.
“Markets remain supportive and we anticipate solid revenue growth in the second half as we begin to lap tougher comparatives. We continue to be mindful that first half tailwinds on gross margin will likely moderate but we are confident in our full year expectations.“
(1) The results are presented in accordance with U.S. GAAP on a continuing operations basis.
(2) The Company uses certain non-GAAP measures, which are not defined or specified under U.S. GAAP. See the section titled “Non-GAAP Reconciliations and Supplementary Information.”

	Six months ended January 31,
US$ (In millions, except per share amounts)	2022		2021		Change
	Reported(1)	Adjusted(2)	Reported(1)	Adjusted(2)	Reported	Adjusted
Net sales	13,311	13,311	10,309	10,309	+29.1%	+29.1%
Gross margin	30.9%	30.9%	30.0%	30.0%	+90 bps	+90 bps
Operating profit	1,294	1,355	769	834	+68.3%	+62.5%
Operating margin	9.7%	10.2%	7.5%	8.1%	+220 bps	+210 bps
Earnings per share - diluted	4.38	4.43	2.63	2.61	+66.5%	+69.7%
Adjusted EBITDA		1,462		915		+59.8%
[1] The results are presented in accordance with U.S. GAAP on a continuing operations basis.
[2] The Company uses certain non-GAAP measures, which are not defined or specified under U.S. GAAP. See the section titled “Non-GAAP Reconciliations and Supplementary Information.”

Summary of financial results
Second quarter
Net sales of $6,508 million were 31.8% ahead of last year, 28.5% higher on an organic basis with 1.4% from acquisitions, 1.8% from an additional trading day and a further 0.1% from the impact of foreign exchange rates. Inflation in the second quarter was in the high teens.
Gross margins of 30.6% were 20 basis points ahead of last year driven primarily by our ability to service customers while managing price inflation, offset in part by changes in business mix. Operating expenses continued to be well controlled as we focused on productivity and efficiencies while investing in our talented associates, supply chain capabilities and technology.
Reported operating profit was $555 million (adjusted operating profit: $588 million), 74.0% ahead of last year (adjusted operating profit growth: 68.0%) as strong revenue, gross margin expansion and good cost control led to strong operating leverage.
Reported earnings per share on a diluted basis was $1.97 (adjusted earnings per share – diluted: $1.93), an increase of 60.2% (adjusted earnings per share – diluted growth: 75.5%) with the increase due to the strength of the profit performance in the period and the lower share count arising from share buy back programs.
First half
Net sales of $13,311 million were 29.1% ahead of last year, 26.4% higher on an organic basis with 1.6% from acquisitions, 0.9% from an additional trading day and a further 0.2% from the impact of foreign exchange rates. Inflation in the first half was in the mid teens.
Reported operating profit was $1,294 million (adjusted operating profit: $1,355 million), 68.3% ahead of last year (adjusted operating profit growth: 62.5%) as strong revenue, gross margin expansion and good cost control led to strong operating leverage.
USA - second quarter
The US business grew net sales by 32.6% which comprised 29.4% organic growth with 1.4% from acquisitions and a further 1.8% from an additional trading day. Price inflation was in the high teens during the second quarter.
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Residential end markets, which comprise just over half of our US revenue, remained robust during the quarter. New residential housing starts and permits continued to grow, as did residential repair, maintenance and improvement (“RMI”) which performed strongly. Overall, Ferguson’s residential revenue grew by approximately 29% in the second quarter.
Non-residential end markets experienced strong growth as demand continued to lap weaker comparators. Our non-residential revenue grew by approximately 37% in the second quarter and leading non-residential economic indicators continue to look strong.
Adjusted operating profit of $576 million was 64.6% or $226 million ahead of last year.
We completed four acquisitions during the quarter including, Safe Step California, an independent dealer licensed to sell and install our Safe Step products in California and Nevada, and RP Lighting & Fans, an own brand distributor based in Albuquerque, New Mexico. We also acquired Plumbers Supply Company of St. Louis, a distributor serving residential end markets in the Midwest, and Hot Water Products, Inc., a distributor of commercial water heaters and boilers in Wisconsin and Nebraska.
Canada - second quarter
Net sales grew by 18.7% with inflation in the high single digits. Organic revenue grew by 13.8% with 3.3% from two additional trading days and a further 1.6% due to the impact of foreign exchange rates. Both residential and non-residential end markets saw good growth and adjusted operating profit of $23 million grew by 76.9%, significantly outpacing revenue growth as a result of good operating leverage.
Segmental and year-to-date overview

	Three months ended January 31,			Six months ended January 31,
US$ (In millions)	2022	2021	Change	2022	2021	Change
Net sales:
USA	6,172	4,654	32.6%	12,590	9,704	29.7%
Canada	336	283	18.7%	721	605	19.2%
Total net sales	6,508	4,937	31.8%	13,311	10,309	29.1%

Adjusted operating profit:
USA	576	350	64.6%	1,328	822	61.6%
Canada	23	13	76.9%	57	36	58.3%
Central and other costs	(11)	(13)		(30)	(24)
Total adjusted operating profit	588	350	68.0%	1,355	834	62.5%
Financial position and corporate updates
Net debt at January 31, 2022 was $2,207 million and during the first half we completed $417 million of the $1.0 billion share buy back announced on September 28, 2021.
Taking into account the Company’s strong financial position, the Company announces today a $1.0 billion increase to the current share buy back program. Through March 11, 2022 we have completed $659 million of the $2.0 billion share buy back program and expect to complete the remainder over the next 12 months.
An interim dividend of $0.84 per share (2021: $0.729 per share) representing an increase of 15% will be paid on May 6, 2022 to shareholders on the register on March 25, 2022.
There have been no other significant changes to the financial position of the Company.
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U.S. primary listing
On March 10, 2022, the Company announced that the special resolution to enable a US primary listing on the New York Stock Exchange was passed with 95.49% support from the votes cast. Following the vote, it is expected that the transfer of the Company’s listing category on the London Stock Exchange from a premium listing to a standard listing will take effect on May 12, 2022.
Outlook
Markets remain supportive and we anticipate solid revenue growth in the second half as we begin to lap tougher comparatives. We continue to be mindful that first half tailwinds on gross margin will likely moderate but we are confident in our full year expectations.
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For further information please contact

Ferguson plc
Brian Lantz, Vice President IR and Communications	Mobile:	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	Mobile:	+1 757 603 0111

Media enquiries
Mike Ward, Head of Corporate Communications	Mobile:	+44 (0) 7894 417060
Nina Coad, David Litterick (Brunswick)	Tel:	+44 (0) 20 7404 5959
Jonathan Doorley (Brunswick)	Tel:	+1 917 459 0419
Investor conference call and webcast
A call with Kevin Murphy, Group Chief Executive and Bill Brundage, Group Chief Financial Officer will commence at 1100 UK time (0700 ET) today. The call will be recorded and available on our website after the event at www.fergusonplc.com.
Dial in number UK: +44 (0) 20 3936 2999
US: +1 646 664 1960
Ask for the Ferguson call quoting 103448. To access the call via your laptop, tablet or mobile device please click here. If you have technical difficulties, please click the “Listen by Phone” button on the webcast player and dial the number provided.
Ferguson is a $23B leading North American value-added distributor providing expertise, solutions and products from infrastructure, plumbing and appliances to HVAC, fire, fabrication and more. We exist to make our customers’ complex projects simple, successful and sustainable. Ferguson plc is listed on the New York Stock Exchange (NYSE: FERG) and the London Stock Exchange (LSE: FERG). For more information, please visit www.fergusonplc.com or follow us on LinkedIn https://www.linkedin.com/company/ferguson-enterprises.
Analyst resources
For further information on quarterly financial breakdowns, visit www.fergusonplc.com on the Investors & Media page under Analyst Consensus and Resources.
Provisional financial calendar

Q3 Results for period ending April 30, 2022	June 14, 2022
Timetable for the interim dividend
The timetable for payment of the interim dividend is as follows:
Ex dividend date:    March 24, 2022
Record date:        March 25, 2022
Payment:        May 6, 2022

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The interim dividend is declared in US dollars.

Following the additional listing on NYSE of Ferguson plc ordinary shares in March 2021, the default currency for dividends is US dollars. Those shareholders who have not elected to receive the dividend in pounds sterling and who would like to make such an election with respect to the 2022 interim dividend may do so online by going to Computershare's Investor Center and returning the completed form to the address located in the upper-right corner of the form. The form is available at www-us.computershare.com/investor/#home and navigating to Company Info > FERG > GBP Dividend Election and Mandate Form. Please note shareholders who were on the register as at close of business on March 5, 2021 with no alternative currency election in place will have been defaulted to receive dividends in pounds sterling.

The last day to elect to receive the interim dividend in pounds sterling is April 8, 2022 and any requests should be made in good time ahead of that date.
Principal risks and uncertainties

The Company’s principal risks are described in its Annual Report and Accounts 2021 (pages 54–59) and the Company’s risk factors are described in its Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on September 28, 2021 (pages 1–18). There are no material changes in those principal risks and risk factors. The principal risks and uncertainties which affect the Company are:

New competitors and technology
Wholesale and distribution businesses in other industry sectors have been disrupted by the arrival of new competitors with lower-cost non-value-added transactional business models or new technologies to aggregate demand away from incumbents. Competitor consolidation could cause the industries in which we operate to become more competitive based on business models, technology, or strategy. The Company’s board of directors is attuned to both the risks and opportunities presented by these changes and is actively engaged as the Company takes action to respond.

Market conditions
This risk relates to the Company’s exposure to short-term macroeconomic conditions and market cycles in our sector (i.e., deflation/inflation, periodic market downturns). Some of the factors driving market changes are beyond the Company’s control and are difficult to forecast. The Company is closely monitoring for general market change impacts in the short and medium term that may result from changes in customer behavior, product availability constraints and supply disruption caused by the COVID-19 pandemic, and for current geo-political risks (including any macroeconomic or other consequences of the current conflict in Ukraine).

Pressure on margins
The Company’s ability to maintain attractive profit margins can be affected by a range of factors, including some that are beyond the Company’s control. These include levels of demand and competition in our markets, the arrival of new competitors with new business models, the flexibility of the Company’s cost base, changes in the cost and availability of commodities or goods purchased, inflationary pressures, product mix, customer or supplier consolidation or manufacturers shipping directly to customers. There is a risk that the Company may not identify or respond effectively to changes in these factors. If it fails to do so, the amount of profit generated by the Company could be significantly reduced.

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Information technology (“IT”)
The Company has a clearly defined global technology strategy and roadmap. Technology systems and data are fundamental to the future growth and success of the Company. IT risks are categorized as strategic and operational. Strategic risks are threats that could prevent execution of the IT strategic plan such as inadequate leadership, poor allocation/management of resources and/or poor execution of the organizational change management necessary to adopt and apply new business processes. Those risks include the potential for schedule delays, cost overruns, functionality deferrals and change management disruptions to business operations. Operational risks include business disruption resulting from system failures, fraud, criminal activity, or potential cybersecurity incidents. This includes security threats and/or failures in the ability of the organization to operate, recover and restore operations after such disruptions. While cybersecurity incidents encountered to date have resulted in minimal impact, notwithstanding increased reliance on hybrid and distributed work arrangements for many of our associates that have the flexibility to work remotely or in the office, this risk continues to persist and evolve.

Health and safety
The nature of Ferguson’s operations can expose its associates, contractors, customers, suppliers and other individuals to health and safety risks. Certain products that we sell could pose health and safety risks. Health and safety incidents can lead to loss of life or severe injuries. The Company continues to take prudent steps to mitigate the risk and reduce any potential impact to health and safety. We took appropriate steps to monitor and mitigate the potential impact of the COVID-19 pandemic on our associates and customers.

Regulations
The Company’s operations are affected by various statutes, regulations and standards in the countries and markets in which it operates. The amount of such regulation and the penalties can vary. While the Company is not engaged in a highly regulated industry, it is subject to the laws governing businesses generally, including laws relating to competition, product safety, privacy and data protection of user data, labor and employment practices, accounting and tax standards, international trade, fraud, bribery and corruption, land usage, the environment, health and safety, transportation, and other matters. Violations of certain laws and regulations may result in significant fines and penalties and damage to the Company’s reputation.

Talent management and retention
As the Company develops new business models and new ways of working, it needs to develop suitable skillsets within the organization. Furthermore, as the Company continues to execute a number of strategic change programs including corporate migration, it is important that existing skillsets and talent are retained and that associates remain engaged through recognition, training, and communication. Failure to do so could delay the execution of strategic change programs, result in a loss of “corporate memory” and reduce the Company’s supply of future leaders.

The Company faces many other risks which, although important and subject to regular review, have been assessed as less significant and are not listed here. These include, for example, natural catastrophe and business interruption risks, labor related risks, and certain financial risks. Moreover, additional risks and uncertainties of which we are not aware may also adversely affect the business, financial condition and results of operations of the Company.

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Statement of Directors’ responsibilities

The Directors confirm, to the best of their knowledge, that these condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and that the interim management report includes a fair review of the information required by DTR 4.2.7R and DTR 4.2.8R, namely:
•an indication of important events that have occurred during the first six months and their impact on the condensed set of financial statements and a description of the principal risks and uncertainties for the remaining six months of the financial year; and
•material related party transactions in the first six months and any material changes in the related party transactions described in the last Annual Report and Accounts.
A list of current Directors is maintained on the Ferguson plc website: www.fergusonplc.com.

By order of the Board,

Kevin Murphy	Bill Brundage
Group Chief Executive	Group Chief Financial Officer

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Legal disclaimer
Certain information included in this announcement is forward-looking, including within the meaning of the United States Private Securities Litigation Reform Act of 1995, and involves risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed or implied by forward-looking statements. Forward-looking statements cover all matters which are not historical facts and include, without limitation, statements or guidance regarding or relating to our future financial position, results of operations and growth, projected interest in and ownership of our shares by domestic US investors, plans and objectives for future capabilities, risks associated with changes in global and regional economic, market and political conditions, ability to manage supply chain challenges, ability to manage the impact of product price fluctuations, our financial condition and liquidity, and other statements concerning the success of our business and strategies. Forward-looking statements can be identified by the use of forward-looking terminology, including terms such as “believes”, “estimates”, “anticipates”, “expects”, “forecasts”, “intends”, “continues,” “plans”, “projects”, “goal”, “target”, “aim”, “may”, “will”, “would”, “could” or “should” or, in each case, their negative or other variations or comparable terminology and other similar references to future periods. Forward-looking statements speak only as of the date on which they are made. They are not assurances of future performance and are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Therefore, you should not place undue reliance on any of these forward-looking statements. Although we believe that the forward-looking statements contained in this announcement are based on reasonable assumptions, you should be aware that many factors could cause actual results to differ materially from those in such forward-looking statements, including, but not limited to: weakness in the economy, market trends, uncertainty and other conditions in the markets in which we operate, and other factors beyond our control, including any macroeconomic or other consequences of the current conflict in Ukraine; adverse impacts caused by the COVID-19 pandemic (or related variants) or by any current or future vaccination and/or testing mandates; decreased demand for our products as a result of operating in highly competitive industries and the impact of declines in the residential and non-residential RMI markets as well as the new construction market; failure to rapidly identify or effectively respond to consumer wants, expectations or trends; failure of a key IT system or process as well as exposure to fraud or theft resulting from payment-related risks; unsuccessful execution of our operational strategies; failure to attract, retain and motivate key associates; ineffectiveness of or disruption in our international supply chain or our fulfillment network, including delays in inventory, increased delivery costs or lack of availability; fluctuations in foreign currency and fluctuating product prices (deflation/inflation); inherent risks associated with acquisitions, partnerships, joint ventures and other business combinations, dispositions or strategic transactions; regulatory, product liability and reputational risks and the failure to achieve and maintain a high level of product quality as a result of our suppliers’ or manufacturers’ mistakes or inefficiencies; legal proceedings as well as failure to comply with domestic and foreign laws and regulations or the occurrence of unforeseen developments such as litigation; changes in, interpretations of, or compliance with tax laws in the United States, the United Kingdom, Switzerland or Canada; privacy and protection of sensitive data failures, including failures due to data corruption, cybersecurity incidents or network security breaches; exposure of associates, contractors, customers, suppliers and other individuals to health and safety risks; funding risks related to our defined benefit pension plans; inability to renew leases on favorable terms or at all as well as any obligation under the applicable lease; failure to effectively manage and protect our facilities and inventory; our indebtedness and changes in our credit ratings and outlook; risks associated with the relocation of our primary listing to the United States, expected to take effect May 12, 2022, and any volatility in our share price and shareholder base in connection therewith; and other risks and uncertainties set forth in our Annual Report and Accounts 2021 under the heading “Principal risks and their management,” in our Annual Report on Form 20-F filed with the SEC on September 28, 2021 under the heading “Risk Factors,” and in other filings we make with the SEC in the future.
Additionally, forward-looking statements regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Other than in accordance with our legal or regulatory obligations we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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Ferguson plc
Non-GAAP Reconciliations and Supplementary Information
(unaudited)
Non-GAAP items
This announcement contains certain financial information that is not presented in conformity with U.S. GAAP. These non-GAAP measures include adjusted operating profit, adjusted operating margin, adjusted net income, adjusted earnings per share, adjusted earnings per share - diluted, adjusted EBITDA, net debt and net debt to adjusted EBITDA ratio. The Company believes that these non-GAAP measures provide meaningful information to assist shareholders in understanding financial results and assessing performance from period to period. Management believes these measures are important indicators of operations because they exclude items that may not be indicative of our core operating results and provide a better baseline for analyzing trends in our underlying businesses, and they are consistent with how business performance is planned, reported and assessed internally by management and the Board. Such non-GAAP adjustments include: amortization of acquired intangible assets, discrete tax items, restructuring charges, costs associated with the Company’s listing in the United States, gains or losses on the disposals of businesses which by their nature do not reflect primary operations and other material items deemed non-recurring in nature and/or are not a result of the Company’s primary operations. Because non-GAAP financial measures are not standardized, it may not be possible to compare these financial measures with other companies' non-GAAP financial measures having the same or similar names. These adjusted financial measures should not be considered in isolation or as a substitute for results reported under U.S. GAAP. These non-GAAP financial measures reflect an additional way of viewing aspects of operations that, when viewed with U.S. GAAP results, provide a more complete understanding of the business. The Company strongly encourages investors and shareholders to review Company financial statements and publicly filed reports in their entirety and not to rely on any single financial measure.

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Summary of Organic Revenue
Management evaluates organic revenue growth as it provides a consistent measure of the change in revenue year-on-year. Organic revenue growth is determined as the growth in total reported revenue excluding the growth (or decline) attributable to currency exchange rate fluctuations, trading days, acquisitions and disposals, divided by the preceding financial year’s revenue at the current year’s exchange rates.
A summary of the Company’s historical revenue and organic revenue growth is below:

	Q2 2022		Q1 2022		Q4 2021		Q3 2021		Q2 2021		Q1 2021
	Revenue	Organic Revenue	Revenue	Organic Revenue	Revenue	Organic Revenue	Revenue	Organic Revenue	Revenue	Organic Revenue	Revenue	Organic Revenue
USA	32.6%	29.4%	27.1%	25.2%	23.6%	23.8%	23.3%	20.1%	5.2%	3.4%	3.2%	3.3%
Canada	18.7%	13.8%	19.6%	13.9%	30.8%	20.1%	52.2%	35.2%	8.8%	7.9%	2.2%	3.5%
Continuing operations	31.8%	28.5%	26.6%	24.5%	24.0%	23.6%	24.5%	20.9%	5.4%	3.6%	3.1%	3.3%
For further details regarding organic revenue growth, visit www.fergusonplc.com on the Investors & Media page under Analyst Consensus and Resources.
Reconciliation of Net income to Adjusted Operating Profit and Adjusted EBITDA

	Three months ended		Six months ended
	January 31,		January 31,
(In millions)	2022	2021	2022	2021
Net Income	$436	$94	$996	$429
(Income) loss, discontinued operations (net of tax)	—	183	(25)	164
Provision for income taxes	96	21	272	127
Interest expense, net	22	22	49	50
Other (income) loss	1	(1)	2	(1)
Non-GAAP adjustments(1)	6	(1)	7	5
Amortization of acquired intangibles	27	32	54	60
Adjusted Operating Profit	588	350	1,355	834
Depreciation & impairment of PP&E	34	33	70	65
Amortization & impairment of non-acquired intangibles	26	8	37	16
Adjusted EBITDA	$648	$391	$1,462	$915

(1) For both the three and six months ended January 31, 2022 and 2021, non-GAAP adjustments primarily relate to the Company’s listing in the United States and other business restructuring charges.

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Reconciliation of Net income to Adjusted Net income and Adjusted EPS

	Three months ended		Six months ended
	January 31,		January 31,
(In millions, except per share amounts)	2022	2021	2022	2021
Net Income	$436	$94	$996	$429
Loss (income) from discontinued operations (net of tax)	—	183	(25)	164
Income from continuing operations	436	277	971	593
Non-GAAP adjustments(1)	6	(1)	7	5
Amortization of acquired intangibles	27	32	54	60
Discrete tax items(2)	(39)	(54)	(39)	(54)
Tax impact of non-GAAP adjustments(2)	(4)	(7)	(10)	(15)
Adjusted Net Income	$426	$247	$983	$589

Adjusted earnings per share:
Basic	$1.94	$1.10	$4.45	$2.63
Diluted	$1.93	$1.10	$4.43	$2.61
Weighted average number of shares outstanding:
Basic	220.0	224.4	220.7	223.9
Diluted	221.2	225.0	222.0	225.3
(1) For both the three and six months ended January 31, 2022 and 2021, non-GAAP adjustments primarily relate to the Company’s listing in the United States and other business restructuring charges.
(2) In 2022, the discrete tax adjustments primarily relate to prior year adjustments, including amended tax return items and the tax impact of non-GAAP adjustments primarily relate to the tax impact of amortization of acquired intangibles. In 2021, the discrete tax adjustments primarily related to the release of uncertain tax positions following the closure of tax audits and the tax impact of non-GAAP adjustments primarily relate to the tax impact of amortization of acquired intangibles.

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Net Debt : Adjusted EBITDA Reconciliation
To assess the appropriateness of its capital structure, the Company’s principal measure of financial leverage is net debt to adjusted EBITDA. The Company aims to operate with investment grade credit metrics and keep this ratio within one to two times.
Net Debt
Net debt comprises bank overdrafts, bank and other loans and derivative financial instruments, excluding lease liabilities, less cash and cash equivalents. Long-term debt is presented net of debt issuance costs.

(In millions)	January 31, 2022	January 31, 2021(1)
Long-term debt	$2,749	$2,612
Short-term debt	296	221
Derivative assets	(10)	(30)
Cash and cash equivalents	(828)	(1,723)
Net Debt	$2,207	$1,080
(1) A balance sheet as of January 31, 2021 has not been presented herein.
Adjusted EBITDA (Rolling 12-month)
Adjusted EBITDA is net income before charges/credits relating to depreciation, amortization, impairment and certain non-GAAP adjustments. A rolling 12-month adjusted EBITDA is used in the net debt to adjusted EBITDA ratio to assess the appropriateness of the Company’s financial leverage.

(In millions, except ratios)	Twelve months ended as of January 31,
	2022	2021
Net income	$2,039	$929
(Income) loss from discontinued operations (net of tax)	(31)	186
Provision for income taxes	377	258
Interest expense, net	88	94
Other (income) loss	2	(7)
Non-GAAP adjustments(1)	13	95
Depreciation and amortization	318	290
Adjusted EBITDA	$2,806	$1,845
Net Debt: Adjusted EBITDA	0.8x	0.6x
(1) For the twelve months ended January 31, 2022, the non-GAAP adjustments primarily relate to costs related to the Company’s listing in the United States. For the twelve months ended January 31, 2021, the non-GAAP adjustments primarily related to restructuring costs in response to the COVID-19 pandemic.

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Ferguson plc
Condensed Consolidated Statements of Earnings
(unaudited)

	Six months ended January 31,
(In millions, except per share amounts)	2022	2021
Net sales	$13,311	$10,309
Cost of sales	(9,195)	(7,216)
Gross profit	4,116	3,093
Selling, general and administrative expenses	(2,676)	(2,183)
Depreciation and amortization	(146)	(141)
Operating profit	1,294	769
Interest expense, net	(49)	(50)
Other (expense) income, net	(2)	1
Income before income tax	1,243	720
Provision for income taxes	(272)	(127)
Income from continuing operations	971	593
Income (loss) from discontinued operations (net of tax)	25	(164)
Net income	$996	$429

Earnings per share - Basic:
Continuing operations	$4.40	$2.65
Discontinued operations	0.11	(0.73)
Total	$4.51	$1.92

Earnings per share - Diluted:
Continuing operations	$4.38	$2.63
Discontinued operations	0.11	(0.73)
Total	$4.49	$1.90

Weighted average number of shares outstanding:
Basic	220.7	223.9
Diluted	222.0	225.3

See accompanying Notes to Condensed Consolidated Financial Statements (Unaudited).

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Ferguson plc
Condensed Consolidated Statements of Comprehensive Income
(unaudited)

	Six months ended January 31,
(In millions)	2022	2021
Net income	$996	$429
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustments	(14)	151
Pension and other postretirement benefits, net of tax (provision) benefit of (10) and 13, respectively.	(18)	(63)
Total other comprehensive (loss) income, net of tax:	(32)	88
Comprehensive income	$964	$517

See accompanying Notes to Condensed Consolidated Financial Statements (Unaudited).

15

Ferguson plc
Condensed Consolidated Balance Sheets
(unaudited)

(In millions)	January 31, 2022	July 31, 2021
Assets
Cash and cash equivalents	$828	$1,335
Accounts receivable, net	2,931	2,786
Inventories	3,776	3,273
Prepaid and other current assets	789	691
Assets held for sale	7	3
Total current assets	8,331	8,088
Property, plant and equipment, net	1,312	1,305
Operating lease right-of-use assets	1,159	1,102
Deferred income taxes, net	220	240
Goodwill	1,923	1,828
Other intangible assets, net	628	546
Other non-current assets	527	575
Total assets	$14,100	$13,684

Liabilities and shareholders' equity
Accounts payable	$3,063	$3,030
Short-term debt	296	36
Current portion of operating lease liabilities	320	263
Other current liabilities	1,325	1,384
Total current liabilities	5,004	4,713
Long-term debt	2,749	2,512
Long-term portion of operating lease liabilities	832	827
Other long-term liabilities	670	629
Total liabilities	$9,255	$8,681

Shareholder's equity:
Common stock, 10 pence par value: 500,000,000 shares authorized, 232,171,182 shares issued	$30	$30
Paid-in capital	737	704
Retained earnings	6,649	6,054
Treasury stock, 12,517,815 and 9,862,816 shares, respectively at cost	(1,636)	(931)
Employee Benefit Trust, 849,482 and 833,189, respectively at cost	(107)	(58)
Accumulated other comprehensive loss	(828)	(796)
Total shareholder's equity	4,845	5,003
Total liabilities and shareholder's equity	$14,100	$13,684
See accompanying Notes to Condensed Consolidated Financial Statements (Unaudited).

16

Ferguson plc
Condensed Consolidated Statements of Shareholders’ Equity
(unaudited)

	Six months ended January 31, 2022
(In millions)	Common Stock	Paid-in Capital	Retained Earnings	Treasury Stock	Employee Benefit Trust	Accumulated Other Comprehensive Loss	Total equity
Balance at August 1, 2021	$30	$704	$6,054	($931)	($58)	($796)	$5,003
Stock based compensation	—	33	—	—	—	—	33
Net income	—	—	996	—	—	—	996
Other comprehensive loss	—	—	—	—	—	(32)	(32)
Cash Dividends: 166.5 cents per share	—	—	(368)	—	—	—	(368)
Share repurchases	—	—	—	(712)	(92)	—	(804)
Shares issued under employee stock plans	—	—	(50)	7	43	—	—
Other	—	—	17	—	—	—	17
Balance at January 31, 2022	$30	$737	$6,649	($1,636)	($107)	($828)	$4,845

	Six months ended January 31, 2021
(In millions)	Common Stock	Paid-in Capital	Retained Earnings	Treasury Stock	Employee Benefit Trust	Accumulated Other Comprehensive Loss	Total equity
Balance at August 1, 2020	$30	$624	$5,658	($570)	($88)	($1,040)	$4,614
Stock based compensation	—	35	—	—	—	—	35
Net income	—	—	429	—	—	—	429
Other comprehensive income	—	—	—	—	—	88	88
Cash Dividends: 208.2 cents per share	—	—	(467)	—	—	—	(467)
Share repurchases	—	—	—	—	—	—	—
Shares issued under employee stock plans	—	—	(33)	5	30	—	2
Other	—	—	15	—	—	—	15
Balance at January 31, 2021	$30	$659	$5,602	($565)	($58)	($952)	$4,716
See accompanying Notes to Condensed Consolidated Financial Statements (Unaudited).

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Ferguson plc
Condensed Consolidated Statement of Cash flows
(unaudited)

(In millions)	Six months ended January 31,
	2022	2021
Cash flows from operating activities:
Net income	$996	$429
(Income) loss from discontinued operations	(25)	164
Income from continuing operations	971	593
Depreciation and amortization	146	141
Stock-based compensation	30	29
Net loss on disposal of assets & impairment	15	1
Increase in inventories	(463)	(393)
(Increase) decrease in receivables and other assets	(142)	64
Decrease in accounts payable and other liabilities	(256)	(59)
Decrease in income taxes payable	(98)	(64)
Increase (decrease) in other operating activities	12	(8)
Net cash provided by operating activities of continuing operations	215	304
Net cash provided by operating activities of discontinued operations	—	30
Net cash provided by operating activities	215	334

Cash flows from investing activities:
Purchase of businesses acquired, net	(254)	(224)
Capital expenditures	(121)	(126)
Other investing activities	10	(11)
Net cash used in investing activities of continuing operations	(365)	(361)
Net cash provided by investing activities of discontinued operations	25	405
Net cash (used in) provided by investing activities	(340)	44

Cash flows from financing activities:
Purchase of own shares by Employee Benefit Trust	(92)	—
Purchase of treasury stock	(417)	—
Repayments of debt	—	(305)
Proceeds from debt	510	—
Cash dividends	(364)	(460)
Other financing activities	—	3
Net cash used in financing activities	(363)	(762)
Change in cash, cash equivalents and restricted cash	(488)	(384)
Effects of exchange rate changes	(12)	(10)
Cash, cash equivalents and restricted cash, beginning of period	1,342	2,130
Cash, cash equivalents and restricted cash, end of period	$842	$1,736
See accompanying Notes to Condensed Consolidated Financial Statements (Unaudited).

18

Ferguson plc
Notes to the Condensed Consolidated Financial Statements
(unaudited)
1 - Summary of significant accounting policies
Background
Ferguson plc is a public company limited by shares incorporated in Jersey under the Companies (Jersey) Law 1991 (as amended) and is headquartered in the UK, operating as the ultimate parent company of all its subsidiaries, collectively the “Company”. Its registered office is 13 Castle Street, St Helier, Jersey, JE1 1ES, Channel Islands.
Basis of consolidation
The consolidated financial information includes the results of the Company and entities controlled by the Company (its subsidiary undertakings and controlling interests) and its share of profit/(loss) after tax of its equity method investments.
Intercompany transactions and balances and any unrealized gains and losses arising from intercompany transactions are eliminated on consolidation.
Basis of presentation
Effective August 1, 2021, the Company transitioned from International Financial Reporting Standards (“IFRS”) accepted by the International Accounting Standards Board to accounting principles generally accepted in the United States (“U.S. GAAP”). The accompanying condensed consolidated financial statements and notes thereto, including all prior periods presented, have been presented under U.S. GAAP. In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments necessary for a fair statement, in all material respects, of our condensed consolidated balance sheets as of January 31, 2022 and July 31, 2021, our condensed consolidated statements of earnings, condensed consolidated statements of comprehensive income and condensed consolidated statements of changes in equity for the six-month period ended January 31, 2022 and 2021 and our condensed consolidated statements of cash flows for the six-month period ended January 31, 2022 and 2021. The results of operations for the six-month period ended January 31, 2022, are not necessarily indicative of the results to be expected for the full year.
Certain reclassifications have been made to the accompanying condensed consolidated financial statements and notes thereto to conform to the current presentation.
The condensed consolidated financial statements do not constitute the Company’s statutory financial statements. The Company’s statutory financial statements for the year ended July 31, 2021, presented under IFRS, have been filed with the Jersey Registrar of Companies and received an unqualified audit opinion.
The condensed consolidated financial statements have been prepared on a going concern basis and under the historical cost convention as modified by the revaluation of financial assets and liabilities measured at fair value.
Use of estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.

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Accounts receivables
Accounts receivables are recognized initially at their transaction price and measured subsequently at amortized cost using the effective interest method, less the loss allowance. The loss allowance for trade receivables is measured at an amount equal to lifetime expected credit losses, estimated based on historical write-offs adjusted for forward-looking information where appropriate. A loss allowance of 100 percent is recognized against trade receivables more than 180 days past due because historical experience indicates that a loss is probable and estimable. The loss is recognized in the income statement. Accounts receivables are written off when recoverability is assessed as being remote. Subsequent recoveries of amounts previously written off are credited to the income statement.
Cash and cash equivalents
Cash and cash equivalents includes cash in-hand, deposits held at call with banks with original maturities of three months or less and overdrafts to the extent there is a legal right of offset and practice of net settlement with cash balances. Overdrafts that do not meet this criteria are classified within other current liabilities in the condensed consolidated balance sheet.
Restricted cash consists of deferred consideration for business combinations, subject to various settle-up agreements. The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the condensed consolidated balance sheet that sum to the total of the same such amounts shown in the condensed consolidated statements of cash flows.

(In millions)	January 31, 2022	July 31, 2021
Cash and cash equivalents	$828	$1,335
Restricted cash	14	7
Total cash, cash equivalents and restricted cash	$842	$1,342
Cost of sales
Cost of sales includes the cost of goods purchased for resale, net of earned rebates, and the cost of bringing inventory to a sellable location and condition. Cost of sales does not include any depreciation.
Derivative instruments and hedging activity
Derivative financial instruments, in particular interest rate swaps and foreign exchange swaps, are used to manage the financial risks arising from the business activities of the Company and the financing of those activities. There is no trading activity in derivative financial instruments.
Derivative financial instruments are recognized as assets and liabilities measured at their fair values at the balance sheet date. Where derivative financial instruments do not fulfill the criteria for hedge accounting, changes in their fair values are recognized in the income statement. When hedge accounting is used, the relevant hedging relationships are classified as fair value hedges, cash flow hedges or net investment hedges.
Where the hedging relationship is classified as a fair value hedge, the carrying amount of the hedged asset or liability is adjusted by the change in its fair value attributable to the hedged risk and the resulting gain or loss is recognized in the income statement where, to the extent the hedge is effective, it will be offset by the change in the fair value of the hedging instrument. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to the income statement over the period to maturity.
Where the hedging relationship is classified as a cash flow hedge or as a net investment hedge, to the extent the hedge is effective, changes in the fair value of the hedging instrument arising from the hedged risk are recorded in other comprehensive income. When the hedged item is recognized in the financial statements, the gains and losses recognized in accumulated other comprehensive loss are either amortized to the income statement or, if the hedged item results in a non-financial asset, are recognized as adjustments to its initial carrying amount. When a hedging instrument expires or is sold,

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or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss remains in accumulated other comprehensive loss until the forecasted transaction is recognized in the income statement. When the forecasted transaction is no longer expected to occur, the related amounts recorded in accumulated other comprehensive loss are immediately recorded in the income statement.
Discontinued operations
When the Company has disposed of, or classified as held for sale, a business component that represents a strategic shift that has a significant effect on the Company’s operations and financial results, it classifies such operations as discontinued. The post-tax profit or loss of the discontinued operations is shown as a single line on the face of the income statement.
Foreign currency
The condensed consolidated financial statements are presented in U.S. dollars.
Results of operations of foreign subsidiaries are translated into U.S. dollars using average exchange rates during the year. The assets and liabilities of those subsidiaries are translated into U.S. dollars using exchange rates at the current rate of exchange on the last day of the reporting period. The related translation adjustments are included in accumulated other comprehensive loss.
Foreign currency transaction gains and losses are included in net income.
In the event that a subsidiary that is a non-U.S. dollar functional currency is disposed of, the gain or loss on disposal recognized in the income statement includes the cumulative currency translation differences attributable to the subsidiary.
Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is not amortized, it is carried at cost less accumulated impairment losses. The Company performs an impairment assessment annually or more frequently if changes in circumstances indicate that a triggering event for an impairment evaluation has occurred.
The annual process for evaluating goodwill begins with an assessment for each reporting unit of qualitative factors to determine whether a quantitative evaluation is appropriate for determining potential goodwill impairment. The quantitative impairment assessment compares the fair value of the reporting unit to its carrying value. The reporting units represent the lowest level within the Company at which the associated goodwill is monitored for management purposes and are based on the markets where the business operates. The impairment analysis is performed in the fourth quarter of each fiscal year.
The fair value of a reporting unit is determined using the income approach, which requires significant assumptions regarding future operations and the ability to generate cash flows. These assumptions include a forecast of future operating cash flows over a period of 4 years, a terminal value, capital requirements and a discount rate. Where the carrying value of a reporting unit exceeds the fair value, an impairment loss is recorded.
Gains and losses on the disposal of an entity include the carrying amount of goodwill related to the entity sold.

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Other intangible assets
An intangible asset, which is an identifiable non-monetary asset without physical substance, is recognized to the extent that it is probable that the expected future economic benefits attributable to the asset will flow to the Company and that its cost can be measured reliably. The asset is deemed to be identifiable when it is separable or when it arises from contractual or other legal rights.
Definite-lived intangible assets, primarily brands, trade names and customer relationships, acquired as part of a business combination are capitalized separately from goodwill and are carried at cost less accumulated amortization and accumulated impairment losses. Customer relationship amortization is calculated using a systematic approach based on the timing of expected cash flows. The straight-line method is used for other intangible assets.
The cost of the intangible asset is amortized and charged to operating costs in the income statement over the estimated useful life as follows:

Customer relationships	4 – 25 years
Trade names and brands	1 – 15 years
Other	1 – 4 years
Computer software that is not integral to an item of property, plant and equipment is recognized separately as an intangible asset and is carried at cost less accumulated amortization and accumulated impairment losses. Costs may include software licenses and external and internal costs directly attributable to the development, design and implementation of the computer software. Costs in respect of training and data conversion are expensed as incurred. Amortization is calculated using the straight-line method so as to charge the cost of the computer software to operating costs in the income statement over the shorter of 5 years or the estimated useful life.
Impairment of long-lived assets
The recoverability of long-lived assets, including right of use assets and definite-lived intangible assets, is assessed whenever events or changes in circumstances indicate that the group may not be able to recover the asset's carrying amount. Long-lived depreciable and amortizable assets are tested for impairment in asset groups, which are defined as the lowest level of assets that generate identifiable cash flows that are largely independent of the cash flows from the other asset groups. An individual asset is tested for recoverability only if it meets the definition of an asset group.
Inventories
Inventories, which comprise goods purchased for resale, are stated at the lower of cost and net realizable value. Cost is determined using the first-in, first-out method or the average cost method as appropriate to the nature of the transactions in those items of inventory. The cost of goods purchased for resale includes import and custom duties, transport and handling costs, freight and packing costs and other attributable costs less trade discounts, rebates and other subsidies. It excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.
Provisions are made against slow-moving, obsolete and damaged inventories for which the net realizable value is estimated to be less than the cost. The risk of obsolescence of slow-moving inventory is assessed by comparing the level of inventory held to estimated future sales on the basis of historical experience.

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Leases
The Company enters into contractual arrangements for the utilization of certain non-owned assets which are evaluated as finance or operating leases upon commencement. These principally relate to property for the Company’s branches, distribution centers and offices which have varying terms including extension and termination options and periodic rent reviews. The Company’s leases primarily consist of operating leases.
The Company recognizes a right of use asset and a lease liability at the lease commencement date. Non-lease components of a contract are not separated from lease components unless the non-lease component is an embedded derivative.
Lease liabilities are initially measured at the present value of lease payments using the interest rate implicit in the lease, or if this is not readily available, at the Company’s incremental borrowing rate. Lease payments comprise fixed payments, variable payments that depend on an index or rate, payments expected under residual value guarantees and payments under purchase and termination options which are reasonably certain to be exercised. Lease terms are initially determined as the non-cancelable period of a lease adjusted for options to extend or terminate a lease that are reasonably certain to be exercised. Lease liabilities are subsequently measured at amortized cost using the effective interest method.
Right of use assets are carried at cost less accumulated amortization, impairment losses, and any subsequent remeasurement of the lease liability. Initial cost comprises the lease liability adjusted for lease payments at or before the commencement date, lease incentives received, initial direct costs and an estimate of restoration costs. The Company recognizes minimum rent expense on a straight-line basis over the lease term. During the periods ending January 31, 2022 and 2021, the Company obtained right of use contracts in exchange for new operating lease liabilities of $211 million and $142 million, respectively.
Leases that have a term of 12 months or less are recognized as an expense on a straight-line basis over the lease term.
Property, plant and equipment (“PPE”)
PPE is carried at cost less accumulated depreciation and accumulated impairment losses, except for land and assets in the course of construction, which are not depreciated and are carried at cost less accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the items. In addition, subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance costs are charged to the income statement during the financial period in which they are incurred.
Assets are depreciated to their estimated residual value using the straight-line method over their estimated useful lives as follows:

Owned buildings	20 - 50 years
Leasehold improvements	Period of lease
Plant and machinery	10 years
Computer hardware	3 - 5 years
Furniture, fixtures, equipment	5 - 7 years
Vehicles	4 years
The residual values and estimated useful lives of PPE are reviewed and adjusted if appropriate at each balance sheet date. The Company reviews at the balance sheet date whether events or circumstances indicate that the carrying value of its PPE may be impaired. If such circumstances are determined to exist, an estimate of the recoverable amount of the asset, or the appropriate grouping of assets, is compared to its carrying value to determine whether an impairment exists.

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Rebates
In line with industry practice, the Company has agreements (“supplier rebates”) with a number of its suppliers whereby volume-based rebates, marketing support and other discounts are received in connection with the purchase of goods for resale from those suppliers.
The majority of volume-based supplier rebates are determined by reference to guaranteed rates of rebate. These are calculated with minimal judgment required to determine the amount. A small proportion of volume-based supplier rebates are subject to tiered targets where the rebate percentage increases as volumes purchased reach agreed targets within a set period of time. The Company estimates supplier rebates based on forecasts which are informed by historical trading patterns, current performance and trends.
Rebates relating to the purchase of goods for resale are accrued as earned and are recorded initially as a deduction in inventory with a subsequent reduction in cost of sales when the related product is sold. Supplier rebates receivable are offset with amounts owing to each supplier at the balance sheet date and are included within trade payables where the Company has the legal right to offset and net settles balances. Where the supplier rebates are not offset against amounts owing to a supplier, the outstanding amount is included within prepayments.
Revenue recognition and net sales
The Company’s revenues are derived primarily from the sale of a broad range of plumbing and heating products. The Company’s customers predominantly operate within the repair, maintenance and improvement sector and are served through a network of branches and distribution centers.
Revenue is the consideration expected to be received in exchange for the provision of goods falling within the Company’s ordinary activities. Net sales is derived from revenue, net of intra-group sales, estimated and actual sales returns, trade and early settlement discounts, Value Added Tax and similar sales taxes.
Revenue from the sale of goods is recognized when the customer obtains control of the goods, which is the point they are delivered to, or collected by, the customer. Revenue from the provision of goods is only recognized when the transaction price is determinable and it is probable that the entity will collect the consideration to which it will be entitled in exchange for the goods to be transferred to the customer. Payment terms between the Company and its customers vary by the type of customer, country of sale and the products sold. The Company does not have significant financing components in its contracts and the payment due date is typically shortly after sale.
In some instances, goods are delivered directly to the customer by the supplier. The Company has concluded it is the principal in these transactions as it is primarily responsible to the customer for fulfilling the obligation and has the responsibility for identifying and directing the supplier to deliver the goods to the customer.
The Company offers a right of return to its customers for most goods sold. Revenue is reduced by the amount of expected returns, estimated based on historical data, in the period in which the related revenue is recorded. Returns have remained stable over time and the terms and conditions of sale have remained broadly unchanged for several years. Early settlement discounts are known shortly after the sale and can therefore be reliably estimated.
The Company also provides customers with assurance-type warranties for some own brand goods that provide assurance the goods comply with agreed-upon specifications and will operate as specified for a set period following the date of sale. Obligations under these warranties are estimated using historical claim experience and are accrued in the period of sale.
The Company has no contracts with customers that have an expected duration of more than one year.

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Share-based compensation
Share-based incentives are provided to associates under the Company’s long term incentive plans and all-employee sharesave plans. The Company recognizes a compensation cost in respect of these plans that is based on the fair value of the awards, measured using Binomial valuation methodologies. For equity-settled plans, the fair value is determined at the date of grant (including the impact of any non-vesting conditions such as a requirement for employees to save) and is not subsequently remeasured unless the conditions on which the award was granted are modified. For liability-settled plans, the fair value is determined at the date of grant and is remeasured at each balance sheet date until the liability is settled. Generally, the compensation cost is recognized on a straight-line basis over the vesting period. Adjustments are made to reflect expected forfeitures during the vesting period due to the failure to satisfy service conditions or non-market performance conditions.
Tax
Current tax represents the expected tax payable (or recoverable) on the taxable income (or losses) for the year using tax rates enacted at the balance sheet date and taking into account any adjustments arising from prior years. The Company establishes deferred income tax assets and liabilities for temporary differences between the tax and financial accounting bases of assets and liabilities as well as from net operating losses. Deferred tax is determined using tax rates that have been enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled. Deferred tax assets are evaluated for future realization and reduced by a valuation allowance to the extent that a portion is not more likely than not to be realized. Many factors are considered when assessing whether it is more likely than not that the deferred tax assets will be realized, including recent cumulative earnings, expectations of future taxable income, carryforward periods and other relevant quantitative and qualitative factors.
The Company recognizes the tax benefit from uncertain tax positions taken or expected to be taken in income tax returns only if it is more likely than not that the tax position will be sustained upon examination by tax authorities, based on the technical merits of the position. The Company recognizes interest and penalties related to uncertain tax positions within income tax expense.

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Accounting developments and changes
ASU No. 2020-04. In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of Effects of Reference Rate Reform on Financial Reporting. This ASU, and subsequent clarifications, provide practical expedients for contract modification accounting related to the transition away from the London Interbank Offered Rate (LIBOR) and other interbank offering rates to alternative reference rates. The expedients are applicable to contract modifications made and hedging relationships entered into on or before December 31, 2022. The amendments should be applied on a prospective basis. The Company continues to evaluate the impact of reference rate reform and does not currently expect a material impact to the Company’s consolidated financial statements.
ASU No. 2021-08. In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The amendments address how to determine whether a contract liability is recognized by the acquirer in a business combination and provides specific guidance on how to recognize and measure acquired contract assets and contract liabilities from revenue contracts in a business combination. For public business entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption of the amendments is permitted, including adoption in an interim period. The Company is evaluating this standard update and does not expect a material impact to the Company’s consolidated financial statements.
Recent accounting pronouncements pending adoption that are not discussed above are either not applicable, or will not have, or are not expected to have, a material impact on our consolidated financial condition, results of operations or cash flows.

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2 - Segment information
The Company reports its financial results of operations on a geographical basis in the following two reportable segments: USA and Canada. The Company uses adjusted operating profit as its measure of segment profit. Certain income and expenses are not allocated to the Company’s segments and, thus, the information that management uses to make operating decisions and assess performance does not reflect such amounts. Items not allocated are presented in the table below:

	Six months ended January 31,
(In millions)	2022	2021
Net sales:
USA	$12,590	$9,704
Canada	721	605
Total net sales	$13,311	$10,309

Adjusted operating profit:
USA	$1,328	$822
Canada	57	36

Total reportable segment profit	1,385	858
Central and other costs	(30)	(24)
Restructuring charges(1)	(7)	(5)
Amortization of acquired intangible assets	(54)	(60)
Interest expense, net	(49)	(50)
Other (expense) income, net	(2)	1
Income before income taxes and discontinued operations	$1,243	$720

(1) For each of the six months ended January 31, 2022 and 2021, restructuring charges primarily related to the Company’s listing in the United States and other business restructuring charges.
An additional disaggregation of net sales by end market for continuing operations is as follows:

	Six months ended January 31,
(In millions)	2022	2021
USA:
Residential	$6,863	$5,427
Non-residential	5,727	4,277
Total USA	12,590	9,704
Canada	721	605
Total net sales	$13,311	$10,309

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Total identifiable assets by segment were:

(In millions)	January 31, 2022	July 31, 2021
USA	$12,183	$11,222
Canada	708	737
Total segment assets	12,891	11,959
Corporate	1,209	1,725
Total assets	$14,100	$13,684

3 - Net interest expense

	Six months ended January 31,
(In millions)	2022	2021
Interest income	$4	$4
Interest expense	(53)	(54)
Total interest expense, net	($49)	($50)
Net interest expense relating to discontinued operations are disclosed in note 5.

4 - Tax
The Company’s tax provision was calculated using an estimated annual tax rate, adjusted for discrete items occurring during the period to arrive at an effective tax rate. The effective income tax rate from continuing operations for the six-months ended January 31, 2022 was 21.9% and included a net tax benefit of $39 million, or 3.1%, related to certain discrete and other tax adjustments resulting from amended prior year state tax returns in the United States and other prior year adjustments. The effective income tax rate from continuing operations for the six-months ended January 31, 2021 was 17.6% and included a net tax benefit of $54 million, or 7.5%, attributable to certain discrete items, primarily related to release of uncertain tax positions following closure of the tax audits.

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5 - Discontinued operations and disposals
On January 29, 2021, the Company disposed of the shares in its UK business, Wolseley UK Limited. As such, the disposal group has been presented as a discontinued operation.
The results from discontinued operations, which have been included in the condensed consolidated statement of earnings are as follows:

	Six months ended January 31,
(In millions, except per share amounts)	2022	2021
Net sales	$—	$1,138
Cost of sales	—	(879)
Gross profit	—	259
Selling, general and administrative expenses	—	(222)
Depreciation and amortization	—	—
Loss on disposal of businesses	—	(362)
Other operating (losses) gains	—	174
Operating profit	—	(151)
Interest expense, net	—	—
Other income	25	—
Income (loss) before income tax	25	(151)
Provision for income taxes	—	(13)
Income (loss) from discontinued operations	$25	($164)

Basic earnings per share	$0.11	($0.73)
Diluted earnings per share	$0.11	($0.73)
In the six-months ended January 31, 2022, other income primarily comprised a gain on the sale of land in connection with the Company’s former Nordic operations that were disposed of in a prior year, generating $25 million in cash flow from investing activities.
In the six-months ended January 31, 2021, the discontinued operations, as well as the loss on disposal, were related to the disposal of the UK business, Wolseley UK Limited.

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6 - Dividends
Since January 31, 2022, the Company declared an interim ordinary dividend of $0.84 per share. These dividends have not been included as a liability in the balance sheet as of January 31, 2022.
Dividends are declared in U.S. dollars and paid in both pounds sterling and U.S. dollars. For those shareholders paid in pounds sterling, the exchange rate used to translate the declared value is set in advance of the payment date. As a result of foreign exchange rate movements between these dates, the total amount paid (shown in the Company’s cash flow statement) may be different to that stated above.

7 - Earnings per share
Basic earnings per share is calculated using our weighted-average outstanding common shares. Diluted earnings per share is calculated using our weighted-average outstanding common shares including the dilutive effect of stock awards as determined under the treasury stock method.
The following table shows the calculation of diluted shares:

	Six months ended January 31,
(In millions, except per share amounts)	2022	2021
Income from continuing operations	971	$593
Income (loss) from discontinued operations (net of tax)	25	(164)
Net income	$996	$429

Weighted average number of shares outstanding:
Basic weighted-average shares	220.7	223.9
Effect of dilutive securities	1.3	1.4
Diluted weighted-average shares	222.0	225.3

Earnings per share - Basic:
Continuing operations	$4.40	$2.65
Discontinued operations	0.11	(0.73)
Total	$4.51	$1.92

Earnings per share - Diluted:
Continuing operations	$4.38	$2.63
Discontinued operations	0.11	(0.73)
Total	$4.49	$1.90

Excluded anti-dilutive shares	0.1	—

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8 - Shareholders’ equity
The following table presents a summary of the Company’s share activity:

	Six months ended January 31,
	2022	2021
Common stock:
Balance at beginning of period	232,171,182	232,171,182
Change in shares issued	—	—
Balance at end of period	232,171,182	232,171,182

Treasury stock:
Balance at beginning of period	(9,862,816)	(7,280,222)
Repurchases of common stock	(2,725,367)	—
Treasury shares used to settle share options	70,368	157,666
Balance at end of period	(12,517,815)	(7,122,556)

Employee Benefit Trust(1):
Balance at beginning of period	(833,189)	(1,277,347)
New shares purchased	(600,000)	—
Exercise of share options	583,707	444,158
Balance at end of period	(849,482)	(833,189)
Total shares outstanding at end of period	218,803,885	224,215,437

(1) Two Employee Benefit Trusts have been established in connection with the Company’s discretionary share option plans and long term incentive plans. Dividends due on shares held by the Employee Benefit Trusts are waived in accordance with the provisions of the trust deeds.
Share Repurchases
In September 2021, the Company announced a program to repurchase up to $1 billion of shares with the aim of completing the purchases within 12 months.
As of January 31, 2022, the Company has completed approximately $417 million of the previously announced $1 billion buyback. The Company is currently purchasing shares under an irrevocable and non-discretionary arrangement (the “Arrangement”) with $290 million in accrued repurchases remaining which is recorded as a current liability in the condensed consolidated balance sheet.
The Company expects to complete the remaining repurchases under the Arrangement in March 2022, at which time, the Company expects to enter into a new irrevocable and non-discretionary repurchase contract with similar terms and conditions as the current Arrangement.
On March 15, 2022, the Company announced an increase of $1 billion to its share buy back program, bringing the total to $2 billion.

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9 - Goodwill and other intangible assets
The following table shows the change in goodwill and intangible assets during the six months ended January 31, 2022:

		Other intangible assets
(In millions)	Goodwill	Acquired intangibles	Software	Total
Net book value at August 1, 2021	$1,828	$397	$149	$546
Acquisition of businesses	95	132	—	132
Additions	—	—	40	40
Amortization and depreciation	—	(54)	(22)	(76)
Disposals, remeasurements and impairments	3	—	(14)	(14)
Exchange rate adjustment	(3)	—	—	—
Net book value at January 31, 2022	$1,923	$475	$153	$628
The net book value of goodwill at January 31, 2022 comprised $2,008 million cost and $85 million of cumulative impairment losses (July 31, 2021: $1,913 million and $85 million, respectively).

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10 - Acquisitions
The Group acquired the following businesses during the period ended January 31, 2022. Each of the acquired businesses are engaged in the distribution of plumbing and heating products and were acquired to support growth in the USA. All transactions have been accounted for by the acquisition method of accounting.

Name	Date of acquisition	Country of incorporation	Shares/asset deal	Acquired %
Meyer Electric Co.	September 2021	USA	Asset	100%
Sunstate Meter & Supply, Inc.	October 2021	USA	Asset	100%
Safe Step Walk-In Tub Company, Inc.	November 2021	USA	Asset	100%
Royal Pacific Limited	November 2021	USA	Stock	100%
Hot Water Products, Inc.	December 2021	USA	Asset	100%
Plumbers Supply Company of St. Louis	January 2022	USA	Asset	100%
The assets and liabilities acquired and the consideration for all acquisitions in the period are as follows:

January 31,
(In millions)	2022
Intangible assets:
Trade names and brands	$7
Customer relationships	119
Other	6
Right of use assets	3
Property, plant and equipment	—
Inventories	49
Trade and other receivables	21
Cash, cash equivalents and bank overdrafts	—
Lease liabilities	(3)
Trade and other payables	(20)
Deferred tax	(5)
Provisions	—
Total	177
Goodwill	95
Consideration	$272
Satisfied by:
Cash	$245
Deferred consideration	$27
Total consideration	$272

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The fair values acquired are provisional figures, being the best estimates currently available. Further adjustments may be necessary when additional information is available for certain judgmental areas. For the acquisition of Plumbing Supply Company, the fair value adjustments have not been completed, primarily related to the valuation of intangible assets, due to the proximity of the acquisition closing date to the end of the reporting period. Amendments to fair value estimates may be made to these figures in the 12-months following the date of acquisition when additional information is available for certain judgmental areas.
The fair value estimates of intangible assets are considered non-recurring, Level 3 measurements within the fair value hierarchy and are estimated as of the acquisition date of the respective acquisitions.
The goodwill on these acquisitions is attributable to the anticipated profitability of the new markets and product ranges to which the Group has gained access and additional profitability, operating efficiencies and other synergies available in connection with existing markets.
The acquisitions contributed $23 million to revenue and $6 million loss to the Company’s profit before tax, including acquired intangible amortization, transaction and integration costs, for the period between the date of acquisition and the balance sheet date.
If each acquisition had been completed on the first day of the financial period, the Company’s net sales would have been $13,393 million and the impact on profit before tax, including additional amortization, transaction and integration costs, would not be material.
The net outflow of cash in respect of the purchase of businesses is as follows:

	Six months ended January 31,
(In millions)	2022	2021
Purchase consideration	$245	$206
Deferred and contingent consideration from acquisitions in prior years	9	29
Cash consideration	254	235
Cash, cash equivalents and bank overdrafts acquired	—	(11)
Net cash outflow in respect of the purchase of businesses	$254	$224

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11 - Debt
The carrying value of debt consists of the following:

(In millions)	January 31, 2022	July 31, 2021
Current:
Bank overdrafts	$46	$36
Private Placement Notes	250	—
Total short-term debt obligations	$296	$36

Non-current:
Accounts Receivables Facility	$500	$—
Private Placement Notes	912	1,175
144A Bonds	1,337	1,337
Total long-term debt obligations	$2,749	$2,512
Included in bank overdrafts at January 31, 2022 is an amount of $46 million (2021: $36 million) which is part of the Company’s cash pooling arrangements where there is an equal and opposite balance included within cash and cash equivalents. These amounts are subject to a master netting arrangement.
The Company applies fair value hedge accounting to debt of $355 million (2021: $355 million), swapping fixed interest rates into floating interest rates using a series of interest rate swaps. As a result, the carrying value of the combined current and non-current Private Placement Notes comprised a par value of $1,155 million and a fair value adjustment of $9 million (2021: $23 million) from the application of hedge accounting.
As of January 31, 2022, $500 million was outstanding under the Company’s Accounts Receivables Securitization Facility (the “Facility”). In December 2021, the Company exercised the accordion feature to increase the total funds available to $800 million. In addition, the Company added a new accordion feature whereby the commitment on the Facility may be increased up to $1 billion. The Facility was undrawn as of January 31, 2021.
Subsequent to January 31, 2022, the Company repaid $250 million of the loans outstanding under the Facility.

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12 - Assets and liabilities at fair value
The Company’s assets and liabilities recorded at fair value are summarized as follows:

(In millions)	Fair Value Hierarchy	January 31, 2022	July 31, 2021
Assets at fair value recorded in profit & loss:
Current:
Derivative financial assets	Level 2	$7	$5

Non-current:
Financial asset: deferred compensation plan	Level 1	319	332
Derivative financial assets	Level 2	4	16
Investments in equity investments	Level 3	22	18

Liabilities at fair value recorded in profit & loss:
Current:
Financial liability: deferred compensation plan	Level 2	28	31

Non-current:
Financial liability: deferred compensation plan	Level 2	$300	$297
The Company’s derivatives relate principally to interest rate swaps to manage its exposure to interest rate movements on its borrowings. They are measured at fair value on a recurring basis through profit and loss using forward interest curves which are level 2 inputs. No transfers between levels occurred during the current or prior year.
The Company’s deferred compensation plan comprises a financial asset measured at fair value on a recurring basis through profit and loss, as well as financial liability measured at fair value through profit and loss. The fair value of the liability is calculated with reference to the fair value of the associated asset. No transfers between levels occurred during the current or prior year.
The fair value of the equity investments in the current year are measured on a non-recurring basis using market derived valuation methods upon occurrence of orderly transactions for identical or similar assets which is deemed a level 3 input.
Due to their short maturities or their insignificance, the carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and short-term borrowings approximated their fair values at January 31, 2022 and 2021.
The Company estimates that, based on current market conditions, the total fair value of its 144A bonds was $1,441 million (Level 1), compared with the carrying value of $1,337 million. The fair value of the Company’s Private Placement Notes is estimated at $1,222 million (Level 2), compared with a carrying value of $1,162 million. The higher fair value resulted from changes, since issuance, in the corporate debt markets and investor preferences.

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13 - Accumulated other comprehensive income
The change in accumulated other comprehensive income was as follows:

(In millions, net of tax)	Foreign currency translation (1)	Pension and other postretirement items (2)	Total
Balance at July 31, 2021	($396)	($400)	($796)

Other comprehensive income before reclassifications	(14)	(22)	(36)
Amounts reclassified from accumulated other comprehensive income	—	4	4
Other comprehensive income	(14)	(18)	(32)

Balance at January 31, 2022	($410)	($418)	($828)

(1) Foreign currency translation amounts reclassified from accumulated other comprehensive income impact the other (income) expense, net line item in the condensed consolidated statement of earnings.
(2) See note 14: Retirement benefit obligations for additional information.

(In millions, net of tax)	Foreign currency translation (1)	Pension and other postretirement items (2)	Total
Balance at July 31, 2020	($561)	($479)	($1,040)

Other comprehensive income before reclassifications	151	(70)	81
Amounts reclassified from accumulated other comprehensive income	—	7	7
Other comprehensive income	151	(63)	88

Balance at January 31, 2021	($410)	($542)	($952)

(1) Foreign currency translation amounts reclassified from accumulated other comprehensive income impact the other (income) expense, net line item in the Condensed Consolidated Statement of Earnings.
(2) See note 14: Retirement benefit obligations for additional information.
Amounts reclassified from accumulated other comprehensive income related to pension and other postretirement items consisted of:

	Six months ended January 31,
(In millions, net of tax)	2022	2021
Amortization of actuarial losses	$5	$9
Tax benefit	(1)	(2)
Amounts reclassified from accumulated other comprehensive income	$4	$7

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14 - Retirement benefit obligations
The Company maintains pension plans in the U.K. and Canada. The components of net periodic pension cost are as follows:

	Six months ended January 31,
(In millions)	2022	2021
Interest cost	($20)	($14)
Return on plan assets	23	23
Amortization of actuarial losses	(5)	(9)
Net periodic cost	($2)	$—
During the six months ended January 31, 2022, $5 million (2021: $9 million) of pretax costs were reclassified from other comprehensive income to a component of net periodic cost. The impact of exchange rate fluctuations is included on the net amortization line above.
For the six months ended January 31, 2022, the Company included $2 million (2021: $nil million) related to the components of net periodic cost, excluding service cost, in other (income) expense in the condensed consolidated statement of earnings.

15 - Related party transactions
The Company purchases goods and services from companies that are, or are indirect wholly owned subsidiaries of companies that are, controlled or significantly influenced by persons who are also Ferguson Non-Executive Directors. For the six months ended January 31, 2022, the Company purchased goods and services totaling $11 million (2021: $10 million) from and owed $nil (2021: $nil) to these companies. The goods and services are purchased on an arm’s-length basis.

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